

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2018

William Burke
Chief Financial Officer
Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, Massachusetts 02719

Re: Acushnet Holdings Corp.
Form 10-K for the Year Ended December 31, 2017
Filed March 7, 2018
File No. 0001-37935

Dear Mr. Burke:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015
Net Sales, page 62

1. We note that your discussion of net sales, gross profit, and selling, general and administrative expenses references an "accounting adjustment" made in 2016, regarding how commissions are paid on sales in Korea. Please tell us the nature of these accounting adjustments including whether you changed accounting policies or corrected errors in accounting in accordance with ASC 250.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

William Burke
Acushnet Holdings Corp.
June 14, 2018
Page 2

absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure